Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Period January 1, 2005 to January 31, 2005	Period February 1, 2005 to December 31, 2005	Year Ended December 31,
			2006	2007	2008	2009
Earnings:
Income (loss) from continuing operations before taxes	$(10,156)	$10,360	$36,373	$1,545	$108,351	$(43,262)
Interest expense	298	12,593	29,909	44,596	42,533	44,699
Amortization of deferred financing costs and bond discount	35	1,140	3,913	3,705	2,507	2,386
Preference securities dividends requirements	234	2,817	6,736	878	—	—
Less: Preference securities dividends requirements	(234)	(2,817)	(6,736)	(878)	—	—

Total earnings	$(9,823)	$24,093	$70,195	$49,846	$153,391	$3,823

Fixed charges:
Interest expense (1)	$298	$12,593	$29,909	$44,596	$42,533	$37,187
Amortization of deferred financing costs and bond discount	35	1,140	3,913	3,705	2,507	2,386
Interest element on rent expense	33	486	733	810	1,011	1,245
Preference securities dividends requirements	234	2,817	6,736	878	—	—

Total fixed charges	$600	$17,036	$41,291	$49,989	$46,051	$40,818
Ratio of earnings to fixed charges (2)	(16.37)	1.41	1.70	1.00	3.33	0.09

(1)	For the year ended December 31, 2009, $7.5 million of interest expense has been excluded from fixed charges as it relates to a non-recurring non-cash charge associated with a deferred loss recognized on interest rate derivatives for which the underlying hedge no longer exists as a result of the repayment of the first and second lien term loans on December 23, 2009.
(2)	Earnings were insufficient to cover fixed charges for all periods presented. For the one month period January 1, 2005 to January 31, 2005, earnings was insufficient by $9.2 million.